VF 12-8-04

04014371

AM 12-3-2004 * *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13657

RECEIVED NOV 26 2004 WASH. D.C. 185 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2003** AND ENDING **September 30, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Howe Barnes Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, 7th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Lakowski — (312) 655-2710
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

191 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

DEC 10 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **David E. Lakowski**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Investments, Inc.** as of **September 30, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, prin cipal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) *Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.*
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) *An Oath or Affirmation.*
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, **David E. Lakowski,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Investments, Inc.** as of **September 30, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

"OFFICIAL SEAL"
MAUREEN L. COLLINS
Notary Public, State of Illinois
My Commission Expires 6/10/08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Howe Barnes Investments, Inc.

Statement of Financial Condition Report
September 30, 2004

SEC MAIL PROCESSING
RECEIVED
NOV 26 2004
WASH. D.C. 185 SECTION

(Filed as public information pursuant to rule 17a-5(d) under the Securities and Exchange Act of 1934.)

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Howe Barnes Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Howe Barnes Investments, Inc. as of September 30, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Investments, Inc. as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 10, 2004

Howe Barnes Investments, Inc.

Statement of Financial Condition
September 30, 2004

Assets

Cash	$	88,679
Cash at clearing broker		526,540
Cash segregated under federal and other regulations		45,720
Deposits with clearing organizations		25,011
Receivables from broker-dealers		864,657
Securities owned, at market value		15,493,495
Secured demand note receivable		2,000,000
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $781,817		1,974,191
Other receivables		1,110,274
Investments		1,342,627
Other assets		252,780
Total assets	$	23,723,974

Liabilities and Stockholders' Equity

Liabilities		
Payable to broker-dealers	$	8,513,121
Securities sold, not yet purchased, at market value		927,149
Deferred tax liabilities, net		248,000
Accounts payable and accrued expenses		2,809,119
Total liabilities		12,497,389
Liabilities Subordinated to Claims of General Creditors		2,000,000
Stockholders' Equity		
Common stock, $50 par value; authorized 600 shares; issued 470 shares; outstanding 340 shares		23,500
Additional paid-in capital		2,557,856
Retained earnings		9,335,995
Less stock in treasury, at cost (130 shares)		(2,690,766)
		9,226,585
Total liabilities and stockholders' equity	$	23,723,974

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Investments, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related revenue and commission revenue and related expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded at market value, and securities not readily marketable, at cost. Underwriting and investment banking revenue are recognized as earned. Management fee and incentive fee income is recognized on the accrual basis. Interest income and expense is recognized on the accrual basis.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncement: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission ("SEC"). The Company's management has reviewed this matter and has determined that there is no impact on its financial position, results of operations, and regulatory net capital.

Note 2. Assets Segregated Under Federal and Other Regulations

At September 30, 2004, cash segregated under federal and other regulations included in the statement of financial condition was $45,720, which was $45,720 in excess of its reserve requirement. These assets are segregated under rule 15c3-3 of the Securities Exchange Act in a special reserve bank account for the exclusive benefit of customers.

Note 3. Receivables From and Payables to Broker-Dealers

At September 30, 2004, receivable from broker-dealer consists of cash and commission receivable of $37,559 and commissions receivable of $827,098, respectively. Payable to broker dealer represents margin borrowings.

Pursuant to the Company's clearing agreement with First Clearing Corporation, the Company is required to maintain a deposit of $500,000, which is included in cash at clearing broker on the statement of financial condition.

Note 4. Securities Owned and Securities Sold, Not Yet Purchased

The securities and other financial instruments held by the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts which approximate fair value because of the short maturity of the instruments. Unrealized gains and losses on these positions are reflected in the statement of operations.

Securities owned and securities sold, not yet purchased at September 30, 2004, consist of:

	Owned	Sold, Not Yet Purchased
State and municipal government obligations	$ 8,299,243	$ -
Corporate obligations	26,292	-
Stocks and warrants	7,167,960	927,149
	$ 15,493,495	$ 927,149

Note 5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2004, consist of:

	Furniture, equipment and leasehold improvements
Furniture and equipment	$ 1,995,983
Leasehold improvements	760,025
Accumulated depreciation and amortization	(781,817)
	$ 1,974,191

Note 6. Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordinated agreements at September 30, 2004 are comprised of a secured demand note collateral agreement with an employee in the amount of $2,000,000. The note pays interest at six percent per annum and matures on November 30, 2005.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Defined Contribution Benefit Plan

The Company has a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. The Company matches employee contributions and may also make discretionary contributions to the Profit Sharing Plan.

Note 8. Stock-Based Compensation Plans

Stock Option Plan

In 1998, the Company adopted a stock option plan (Stock Option Plan) pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Stock Option Plan authorizes grants of options to purchase up to 100 shares of authorized but unissued common stock or treasury stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable after five years from the date of grant.

The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretation as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*; accordingly, no compensation cost has been recognized for the stock option plan in the financial statements. Had the Company determined compensation cost based on the fair value of awards at the date of grant under SFAS No. 123, the Company's compensation cost would have been negligible.

Note 8. Stock-Based Compensation Plans (continued)

In January 2003, the Company's Board of Directors voted to terminate the Stock Option Plan. As a result of the termination of the Stock Option Plan, no future stock options will be granted.

Stock option activity during the period is as follows:

	Number of Shares		Weighted-Average Exercise Price
Balance at September 30, 2003	30.70	$	17,587
Granted	-		-
Exercised	(1.80)		13,900
Forfeited	(2.40)		19,240
Expired	-		-
Balance at September 30, 2004	26.50	$	17,688

At September 30, 2004, the remaining contractual life of outstanding options was 5-1/2 years.

Note 9. Self-Insurance

The Company has elected to self-insure a portion of its employee health insurance costs for all full-time employees. The Company maintains stop-loss insurance, which limits its exposure to the first $70,000 per year of benefits provided to participants with an aggregate stop-loss insurance of approximately $1,000,000 per such participant's lifetime. At September 30, 2004, included in accounts payable and accrued expense is $290,612 related to the self-insurance obligation.

Note 10. Income Taxes

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income primarily due to dividend deductions, state income taxes, and travel and entertainment expenses.

The tax effect of temporary differences related to depreciation and other items gave rise to a net deferred tax liability of $248,000.

Note 11. Commitments and Contingent Liabilities

Minimum annual rentals under noncancelable leases for office space which expire through June 2014, exclusive of additional payments which may be required for operating and maintenance costs, are as follows:

Years ending September 30:		
2005	$	115,290
2006		482,419
2007		550,299
2008		566,701
2009 and thereafter		3,576,682
	$	5,291,391

During the year ended September 30, 2004, the Company entered into a letter of credit for $750,000 to satisfy a deposit requirement for the office lease. This letter of credit is collateralized by certain securities and matures on June 30, 2010.

At September 30, 2004, the Company had contingent contractual obligations of $858,000 to investment partnerships, of which $533,000 is to an affiliate in which the Company is the general partner. These obligations are contingent on the partnerships' issuance of future capital calls. As of November 10, 2004, $338,000 in capital calls had been issued against the total commitment of $858,000.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 12. Financial Instruments with Off-Balance-Sheet and Market Risk

Customer transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Note 12. Financial Instruments with Off-Balance-Sheet and Market Risk (continued)

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2004. The Company monitors such risk on a daily basis.

The Company enters into various transactions involving derivatives and financial instruments. These financial instruments include futures and are used to offset the risk of carrying inventory positions and are, therefore, subject to varying degrees of market risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Note 13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method permitted by rule 15c3-1, which requires that the Company maintain net capital equal to an amount not less than $2,500 for each security in which the Company makes a market based on the average number of such markets made by the Company using the 30 days immediately preceding the computation date, not to exceed $1,000,000. At September 30, 2004, the Company had net capital of $2,573,410, which was $2,077,160 in excess of its required net capital of $496,250. The net capital rules may effectively restrict the payment of cash dividends to the Company's shareholders.